SO 3/4/03

03002322

ITED STATES
) EXCHANGE COMMISSION
..ington, D.C. 20549

VF 3-3-03

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RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 207

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UVEST Financial Services Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 21st Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michele Falconer (704) 602-4317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

100 N. Tryon St. Suite 3800 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 13 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Robison, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UVEST Financial Services, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

My Commission Expires March 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

UVEST Financial Services Group, Inc.

Table of Contents

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
UVEST Financial Services Group, Inc.:

We have audited the accompanying statement of financial condition of **UVEST Financial Services Group, Inc.** (the Company) (a North Carolina corporation) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UVEST Financial Services Group, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Charlotte, North Carolina
January 31, 2003

100 North Tryon Street
Suite 3800
Charlotte, NC 28202
T 704.632.3500
F 704.334.7701
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

UVEST Financial Services Group, Inc.

Statement of Financial Condition
As of December 31, 2002

Assets

Cash and cash equivalents	$6,850,295
Receivables	177,581
Receivable from officer (Note G)	150,000
Furniture and equipment, net of accumulated depreciation of $1,008,907 (Note A)	386,234
Other assets (Note A)	161,501
	$7,725,611

Liabilities and Shareholders' Equity

Liabilities:	
Commissions payable	$3,174,234
Accounts payable	271,204
Other accrued expenses	744,648
Total liabilities	4,190,086
Commitments and contingencies (Note D)	
Shareholders' equity (Note B):	
Class A voting common stock	8,587
Additional paid-in-capital	205,064
Retained earnings	3,321,874
Total shareholders' equity	3,535,525
	$7,725,611

The accompanying notes are an integral part of this financial statement.

Note A - Organization and Summary of Significant Accounting Policies

Nature of Business

UVEST Financial Services Group, Inc., a North Carolina corporation (UVEST or the Company), is a registered broker-dealer that provides full-service and discount brokerage services to customers referred to the Company through arrangements with financial institutions located throughout the southeastern and mid-Atlantic United States. Through UVEST Mortgage Services, formerly a wholly owned subsidiary of UVEST, the Company originated and sold mortgage loans, including all mortgage servicing rights, on residential properties to investors. In July 2002, UVEST Mortgage Services ceased operations as a separate subsidiary of the Company.

Discontinued Operations

In April 2002, the Company committed to a plan to discontinue the operation of UVEST Mortgage Services. The operations of UVEST Mortgage Services continued through July 31, 2002. At the same time, the Company's shareholders contributed approximately $275,000 to capitalize a new entity, UVEST Mortgage Services, LLC. This new entity is wholly owned by the Company's shareholders. The Company has no ownership interest in UVEST Mortgage Services, LLC.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "*Accounting for the Impairment or Disposal of Long-lived Assets*," UVEST Mortgage Services' results of operations have been reported separately from the continuing operations of the Company. UVEST Mortgage Services had no separately distinguishable assets or liabilities.

Cash and Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents.

Furniture and Equipment

Furniture and equipment is stated at cost and depreciated over its estimated useful life of three to ten years using principally an accelerated method.

Other Assets

Other assets include approximately $43,000 at December 31, 2002, of receivables from employees related to the excess of cumulative premiums paid over the cash surrender values of split dollar life insurance policies. In accordance with the terms of contracts with the employees, all premiums paid by the Company are to be reimbursed by the employees in the event of the death of the employee or termination of the policies. The receivables are secured by employees' assignments of the policies to the Company.

Income Taxes

The Company has elected to be treated as an S Corporation for federal and state income tax purposes. As such, shareholders of the Company will report all income or losses of the Company on their individual tax returns. Accordingly, the Company does not provide for income taxes or tax liabilities in its financial statements.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*," which supercedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "*Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*." The statement establishes a single accounting model for long-lived assets to be disposed of by a sale, and resolves significant implementation issues related to SFAS No. 121. The provisions of the statement were adopted by the Company on January 1, 2002. The adoption of this statement impacted the disclosure of the Company's results from discontinued operations.

Note B - Shareholders' Equity

The Class A voting common stock has par value of $0.01 per share. As of December 31, 2002; 1,200,000 shares were authorized and 858,650 were issued and outstanding.

Note C - Subordinated Debentures

During 2002, the Company repaid all subordinated debentures that were owed to shareholders/directors. The Company had no other outstanding subordinated debentures at December 31, 2002.

Note D - Commitments and Contingencies

Leases

The Company leases office space, recording, computer and other equipment under noncancelable operating leases that expire through 2010. The Company's lease for office space includes an escalation clause of 2.75% per year and a five-year renewal option at the end of 2010.

Minimum payments, by year and in the aggregate, as of December 31, 2002, were as follows:

Year-end December, 31	Operating Leases
2003	$ 516,224
2004	441,183
2005	461,595
2006	404,723
2007	415,048
Thereafter	1,293,000
Total minimum lease payments	$3,531,773

Litigation

The Company is involved in certain litigation arising in the normal course of business. Management's opinion is that the resolution of such litigation will not have a material adverse effect on the Company's financial condition.

Note E - Deferred Consulting Agreement

In April 1992, the Company entered into a consulting and deferred compensation agreement with its Chairman. The agreement provides for monthly payments of approximately $8,000 to begin when, and if, the Chairman retires from his full-time position and begins providing business counsel and consulting services to the Company. It is assumed that the compensation called for by this agreement will represent the fair market value of the services to be provided. Such payments, once commenced, will continue until the Chairman's death or the death of his surviving spouse. If the spouse does not survive the Chairman, the Company's obligations will cease upon his death. At December 31, 2002, no amounts were accrued relating to this contingent liability. The Company has obtained an insurance policy to fund this obligation in the event of the Chairman's death.

Note F - Benefit Plans

The UFSG Retirement Plan (the Plan), which is available to qualified employees of the Company, is a defined contribution plan and provides for matching contributions at the discretion of the Company. Contributions for the current year totaled approximately $48,000.

The Management Stock Bonus Plan (the MSB Plan) has been established to compensate members of management and offer them an incentive to continue to use their best efforts on behalf of the Company. The MSB Plan provides participants the opportunity to purchase available shares of the Company's stock at the book value of common shareholders' equity as of the previous fiscal year-end. Shares are made available for purchase under the MSB Plan at the discretion of the Board of Directors. Sale, transfer or other exchange of shares issued under the MSB Plan is restricted for five years after the date of issuance, with the restriction reduced on each anniversary date of issuance by 20%. During the year ended December 31, 2002, no shares were made available or issued under the MSB Plan.

In 2002, the Board of Directors approved the formation of the UVEST Financial Services Group, Inc. Phantom Stock Plan (the Phantom Stock Plan). The Phantom Stock Plan has been established to compensate members of management and offer them an incentive to continue to use their best efforts on behalf of the Company. Under the Phantom Stock Plan, participants may be awarded phantom stock units, which the Company values using a formula based on revenue and net income. Participants may eventually receive cash payments in the amount by which the value of the units at the maturity date exceeds the initial value at the time the units were awarded.

During 2002, the Company issued phantom stock units to certain members of management, for which the corresponding expense has been recognized in the Company's statement of income. The maturity date for phantom stock units issued during 2002 is ten years from the issuance date with a five-year vesting period.

Note G - Related-party Transactions

Through November 2002, the Company utilized office space leased by an affiliate.

In connection with the discontinued operations transaction as described in Note A, UVEST Mortgage Services, LLC agreed to pay the Company certain amounts per month for accounting, payroll processing, computer support and rent. At December 31, 2002, approximately $37,000 was due to the Company from UVEST Mortgage Services, LLC.

At December 31, 2002, the Company had a receivable from an officer of the Company of $150,000.